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SEC| ||||||||||||||||||||||| ꓷMMISSIOℕ ;9

04014610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 2 9 2004
WASH. D.C. 202

SEC FILE NUMBER

8 - 46712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securitrade Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

___320 Decker Drive, Suite 113___
                (No. and Street)

___Irving___   ___Texas___   ___75062___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
        (Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K   **Flower Mound**   **Texas**   **75028**
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

DEC 0 9 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Mohamad Zarei_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Securitrade Corporation**_____, as of _____September 30_____, 20__04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

FRANCES B. LANDERS
MY COMMISSION EXPIRES
January 24, 2008

FRANCES B. LANDERS

Frances B. Landers
Notary Public

Com. Expires 1/24/08

_____
                                    Signature

_____
                                    Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securitrade Corporation

We have audited the accompanying statement of financial condition of Securitrade Corporation as of September 30, 2004, and the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securitrade Corporation as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
October 26, 2004

1

SECURITRADE CORPORATION
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$ 927,068
Commissions receivable	76,211
Clearing deposit	100,172
Receivable from Parent	196,496
Property and equipment, net of accumulated depreciation of $54,379	243,368
TOTAL ASSETS	**$ 1,543,315**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 53,347
Accrued interest payable to Parent	92,466
Subordinated note payable to Parent	1,000,000
TOTAL LIABILITIES	1,145,813

Stockholder's Equity

Common stock, 10,000 shares authorized with no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	919,317
Accumulated deficit	(522,815)
TOTAL STOCKHOLDER'S EQUITY	397,502
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,543,315**

See notes to financial statements.

SECURITRADE CORPORATION
Statement of Loss
Year Ended September 30, 2004

Revenue

Securities commissions	$ 98,699
Realized losses on marketable securities	(24,476)
Other revenue	1,888
TOTAL REVENUE	76,111

Expenses

Compensation and related costs	53,348
Clearing charges	2,140
Communications	20,725
Occupancy and equipment costs	79,197
Regulatory fees and expenses	8,971
Interest	92,466
Professional fees	15,269
Other expenses	6,726
TOTAL EXPENSES	278,842
Net loss before income taxes	(202,731)
Income tax benefit	70,956
NET LOSS	$ (131,775)

See notes to financial statements.   3

SECURITRADE CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2004

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2003	1,000	$ 1,000	$919,317	$(391,040)	$ 529,277
Net loss	-	-	-	(131,775)	(131,775)
Balances at September 30, 2004	1,000	$ 1,000	$919,317	$(522,815)	$ 397,502

SECURITRADE CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended September 30, 2004

Balance at September 30, 2003	$	-
Increases		1,000,000
Decreases		-
Balance at September 30, 2004	$	1,000,000

SECURITRADE CORPORATION
Statement of Cash Flows
Year Ended September 30, 2004

Cash flows from operating activities:

Net loss	$ (131,775)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation	21,572
Change in assets and liabilities	
Increase in clearing deposit	(46,643)
Increase in commissions receivable	(76,211)
Increase in receivable from Parent	(10,956)
Decrease in accrued expenses	(136)
Increase in commissions payable	53,347
Increase in accrued interest payable to Parent	92,466
Net cash used in operating activities	(98,336)

Cash flows from investing activities:

Puchase of property and equipment	(1,856)

Cash flows from financing activities:

Proceeds from issuance of subordinated note payable to Parent	1,000,000

Net increase in cash and cash equivalents	899,808
Cash at beginning of year	27,260
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 927,068

Supplemental Disclosures of Cash Flow Information:

There was no cash paid for interest or income taxes during the year.

See notes to financial statements.   6

SECURITRADE CORPORATION
Notes to Financial Statements

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Securitrade Corporation (Company) was incorporated in August 1993 as a Texas corporation. The Company is a wholly owned subsidiary of Imperatum Holdings Corporation (Parent), a Delaware corporation, headquartered in New York. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company's customers consist primarily of individuals in Texas.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years. Once placed in service, software being developed for internal use will be amortized on a straight-line basis over its estimated useful life, not to exceed five years.

SECURITRADE CORPORATION
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Securities Transactions</u>

Security transactions and the related commission revenues and expenses are recorded on the trade date.

<u>Income Taxes</u>

The Company is included in the consolidated income tax return of its Parent; however, the Company accounts for income taxes on a separate company basis. Any resulting income tax benefit or provision is recorded as a receivable or payable due from or to the Parent.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company had net capital and net capital requirements of $917,062 and $100,000, respectively. The Company's net capital ratio was .16 to 1.

Note 4 - <u>Property and Equipment</u>

Property and equipment consists of the following:

Furniture and fixtures	$	1,941
Computer equipment		108,088
Software in development for internal use		187,718
		297,747
Accumulated depreciation		(54,379)
	$	243,368

8

Note 4 - Property and Equipment (continued)

Depreciation expense totaled $21,572 for the year and is included in occupancy and equipment costs in the accompanying statement of loss. As of September 30, 2004 the software in development for internal use has not been placed in service by the Company; therefore, no amortization has been provided for.

Note 5 - Income Taxes

The Company's current year loss will be fully utilized by the Parent to reduce income in the consolidated income tax return. The income tax savings by the Parent of $70,956 are recorded as a receivable due from Parent at September 30, 2004 and an income tax benefit for the year ended September 30, 2004.

Note 6 - Subordinated Note Payable

At September 30, 2004, the Company has a $1,000,000 unsecured subordinated note payable due to its Parent with principal due at maturity on February 19, 2007; however, the note may be restricted as to repayment subject to regulatory approval. The note is subordinated to the claims of general creditors. The note accrues interest at 15% per annum. Accrued interest on the note totaled $92,466 at September 30, 2004.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

SECURITRADE CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission
As of September 30, 2004

Total stockholder's equity qualified for net capital	$ 397,502
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	1,000,000
Total capital and allowable subordinated liabilities	1,397,502
Deductions and/or charges	
Non-allowable assets:	
Excess clearing deposit	172
Commissions receivable	22,864
Receivable from Parent	196,496
Property and equipment, net	243,368
Total deductions and/or charges	462,900
Net capital before haircuts on securities positions	934,602
Haircuts on securities:	
Cash equivalents-money market funds	17,540
Net Capital	$ 917,062
Aggregate indebtedness	
Commissions payable	$ 53,347
Accrued interest payable to Parent	92,466
Total aggregate indebtedness	$ 145,813
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 817,062
Ratio of aggregate indebtedness to net capital	.16 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of September 30, 2004 by Securitrade Corporation
on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Securitrade Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Securitrade Corporation (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Flower Mound, Texas
October 26, 2004